Exhibit 4.4

DATED 8 March 2007

TSAKOS ENERGY NAVIGATION LIMITED

AND

TSAKOS ENERGY MANAGEMENT LIMITED

MANAGEMENT AGREEMENT

(amending the Management Agreement dated 30 May 1996

as amended on 5 June 1998 and 28 September 2004

and as amended and restated with effect from 1 January 2007)

HOLMAN FENWICK & WILLAN

TABLE OF CONTENTS

1.	DEFINITIONS	1

2.	APPOINTMENT AND TERM	2

3.	MANAGEMENT SERVICES	3

4.	RIGHTS AND OBLIGATIONS	5

5.	TAX	7

6	REMUNERATION AND FEES	7

7.	PAYMENT OF BONUS	9

8.	UNDERTAKINGS	10

9.	EXCLUSION OF LIABILITY	10

10.	TERMINATION	11

11.	RATIFICATION	12

12.	ASSIGNS AND SUCCESSORS	13

13.	CONFIDENTIALITY	13

14.	SUBSIDIARIES	13

15.	NOTICES	14

16.	GOVERNING LAW	14

17.	ENTIRE AGREEMENT	14

18.	THIRD PARTIES	14

19.	ARBITRATION	15

THIS MANAGEMENT AGREEMENT is made                      2007

BETWEEN:

(1)	TSAKOS ENERGY NAVIGATION LIMITED (the “Company”) a company incorporated in Bermuda with limited liability with Incorporation Number EC18508 whose registered office is at Richmond House 12 Par-la-Ville Road, Hamilton, MH08 Bermuda;

(2)	TSAKOS ENERGY MANAGEMENT LIMITED (the “Manager”) a company incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia.

WHEREAS:

(A)	The Company appointed the Manager on 30 May 1996 (the “Appointment Date”) to manage the business of the Company and its various ship-owning subsidiaries (the “Subsidiaries”) from time to time and their respective operations and external affairs and the Manager accepted such appointment on that date.

(B)	The Parties wish to amend and restate the terms and conditions of the appointment of the Manager as herein set forth.

NOW THEREFORE IT IS HEREBY AGREED:

1.	DEFINITIONS

1.1	In this agreement the following terms shall have the following meanings:

“Board” means the Board of Directors of the Company or of a Subsidiary (as the context may require) and references in this Agreement to the Board or any board of directors of the Company or any or all of the Subsidiaries shall be deemed to include in the alternative a reference to any duly constituted committee thereof or to any person or persons duly authorised to exercise the power in question by either the Board or such board of directors or such a committee (as appropriate);

“Bonus” has the meaning given to it in Clause 7;

“Effective Date” means 1 January 2007;

“Euribor” means the British Banker’s Association Interest Settlement Rate for Euro for 12 month Euribor displayed on the appropriate page of the Telerate screen at 11.00 a.m. (London time) on any relevant day for the offering of deposits in Euro provided that if such agreed page is replaced or the service ceases to be available, the Company may specify another page or service displaying the appropriate rate;

“Euro” means the single currency of participating member states of the European Union;

“Euro-Zone Interbank Market” means the interbank market for Euros operating in participating member states;

“GAAP” means generally accepted accounting principles and “US GAAP” means those principles as determined in the United States of America;

“Management Fees” has the meaning given to it in Clause 6.1;

“Management Services” has the meaning given to it in Clause 2.1;

“Newbuildings” means Ordinary Newbuildings and Specialised Newbuildings;

“Operated Ships” means:

(a)	ships chartered to, and operated by, the Company or its Subsidiaries during the Term;

(b)	ships owned by the Company or its Subsidiaries and bareboat chartered out during the Term; and

(c)	Ordinary Newbuildings;

“Ordinary Newbuildings” means those newbuilding ships which are under construction and owned by the Company or its Subsidiaries but not yet delivered under the relevant shipbuilding contract, excluding Specialised Newbuildings;

“Owned Ships” means ships owned and operated by the Company or its Subsidiaries during the Term and shall include:

(a)	Specialised Newbuildings, upon and from the date of signing of the relevant shipbuilding contract; and

(b)	Ordinary Newbuildings, upon and from their delivery under the relevant shipbuilding contract;

“Specialised Newbuildings” means those newbuilding ships which are under construction and owned by the Company or its Subsidiaries being of a specialised design and construction, including, without limitation, LPG and LNG ships and FPSO ships and Specialised Ships shall mean those ships;

“Sub-Managers” means any persons, being individuals or corporate entities, to which the Manager may sub-contract from time to time part of or the whole of the Management Services in accordance with the provisions of Clause 4;

“Ships” means the Owned Ships and the Operated Ships;

“Target” has the meaning given to it in Clause 7; and

“Term” has the meaning given to it in Clause 2.2.

1.2	References to the “Company” shall, where appropriate, be deemed to include in addition any Subsidiary that may become a party to this Agreement by accession in accordance with the provisions of Clause 13.

1.3	References to “Clauses”, “Sub-Clauses” and the “Annex” shall be references to Clauses and Sub-Clauses of, and the Annex to, this Agreement.

2.	APPOINTMENT AND TERM

2.1	The Company hereby appoints the Manager to perform the services set forth in Clause 3 (the “Management Services”) and the Manager agrees to perform the Management Services, subject to the terms and conditions set out in this Agreement.

2.2	The appointment of the Manager to perform the Management Services shall continue for an initial term of ten (10) years (the “Term”) commencing from the Effective Date, which Term shall be deemed to be renewed on each anniversary of the Effective Date, unless such appointment is earlier terminated in accordance with Clause 10.

3.	MANAGEMENT SERVICES

3.1	In consideration of the payment of the Management Fees, the Manager shall, on its own or through a Sub-Manager (appointed pursuant to Clause 4), for and on behalf of the Company and each Subsidiary:

3.1.1	provide planning, managerial and advisory services in respect of the whole operations of the Company and the Subsidiaries;

3.1.2	provide or contract for all general administrative, office and support services necessary for the operation of the Company and of each Subsidiary and each Ship including the employment of technical and clerical personnel, accountants and managerial staff, the provision of telecommunications, accounting and data processing services and the provision of office space at the Manager’s offices in Athens;

3.1.3	seek suitable Ships for purchase and/or determine Ships suitable for sale by the Subsidiaries and negotiate the terms of any such purchase or sale and arrange and complete the acquisition, sale or other disposition of the Ships; provided that the Manager shall only enter into a binding commitment on the part of the Company or the relevant Subsidiary with any third party in respect of the sale or purchase of the Ships after receiving express authority from the Board of the Company and of the relevant Subsidiary to do so;

3.1.4	supervise and perform the delivery of the Ships to and by the Company and the Subsidiaries;

3.1.5	in the case of the Company and the relevant Subsidiary, seek employment for the Ships and negotiate, arrange, complete and supervise the chartering or other employment of the Ships (and keep the Board of the Company and the relevant Subsidiary informed on a regular basis of the employment and location of the Ship); provided that the Manager shall not enter into any binding charterparty or other contract of employment for a Ship for a period of longer than twelve months (or such shorter period as may be determined by the Company and notified to the Manager) without receiving the express authority of the Company and the relevant Subsidiary;

3.1.6	provide bunkers and lubricants necessary for the operation of the fleet;

3.1.7	upon prior instructions from the Board of the Company, negotiate all borrowing and deposit or lending arrangements of the Company and the Subsidiaries and supervise the implementation of such arrangements and advise the Board and the relevant Subsidiary from time to time of the arrangements for financing the acquisition and the operation of Ships; provided that the Manager shall only enter into any binding commitment in respect of any borrowing or financing after receiving express authority from the Company and the relevant Subsidiary to do so;

3.1.8	open and operate such bank accounts with such bankers and in such names as the Company and/or the relevant Subsidiary may require and liaise with the Company and the relevant Subsidiary and instruct the Bankers and such Subsidiary in connection with their respective obligations and duties;

3.1.9	provide customary technical management services including in relation to but not limited to voyage operation, superintendence, surveys, maintenance, drydocking, repairs, alterations, maintenance and renewals to hull, machinery, boilers, auxiliaries, equipment and accommodation;

3.1.10	provide at cost price officers and crew and perform all customary owners’ obligations in relation to manning and crew welfare and amenities and usual services to the Ships;

3.1.11	keep separate books, records and accounts relating to all the activities of the Company, each Subsidiary and of each Ship in accordance with the advice of the internal auditor of the Company from time to time and good business and shipping accounting practice and in order to comply with the requirements of any stock exchange on which all or any part of the Company’s share capital is listed and all applicable Bermuda laws and regulations;

3.1.12	prepare and submit annual budgets and quarterly projections for the approval of the Board and, if requested, provide monthly statements of accounts and quarterly statements of account and analysis of operating income and expenses as well as such other statements, special reports, memoranda and original or copies of documents as the Board of the Company or the relevant Subsidiary may reasonably require all such books, records and accounts to be available to the Board of the Company and of the relevant Subsidiary or authorised officers of the Company for inspection at all reasonable times;

3.1.13	in addition to the requirements of Clause 3.1.12, at the end of each three monthly period, provide to the Board or the relevant Subsidiary an analysis of the previous three months’ trading and results of operations together with the intended budget for the operations of each Subsidiary and each Ship in the next quarter;

3.1.14	prepare and submit all documents and returns required by the Securities Exchange Commission in respect of the Company and its Subsidiaries and by loan agreements to which the Company or its Subsidiaries are party;

3.1.15	ensure that the Ships are at all times insured for hull and machinery, war, loss of hire (as appropriate or necessary) and P&I risks in accordance with good shipping practice and handle all claims arising in connection with the insurance of the Ships and otherwise including:

(a)	the preparation, documentation and submission of claims to insurers and/or P&I Clubs;

(b)	the making of settlements of claims against insurers and/or P&I Clubs subject to the instructions from time to time of the Company and the relevant Subsidiary; and

(c)	the following-up of claims and settlements;

3.1.16	keep the Board informed of planned drydocking and other significant off-hire periods; and arrange for and supervise drydocking, surveys and repairs, renewals, alterations, improvements and maintenance of the Ships;

3.1.17	in the event of an emergency affecting a Ship, take any necessary steps as quickly as possible on its own initiative (though consulting with the directors of the Company and any relevant Subsidiary to the extent practicable) including the engaging of salvage or towage services, the posting of security, notification to brokers and insurers, engagement of surveyors or other experts and, without limitation, the taking of any other steps necessary or desirable in the circumstances;

3.1.18	undertake all the functions, duties and obligations of the secretary of each Subsidiary in accordance with the laws and regulations of their respective places of incorporation and any other laws applicable to them, including but not limited to the keeping and updating of company records and statutory books and the filing of all necessary documents with the relevant authorities;

3.1.19	subject to the limitations provided elsewhere in this Agreement, enter into, make and perform all contracts, agreements and other undertakings as may be, in the opinion of the Manager, necessary or advisable or incidental to the carrying out of the objectives of this Agreement;

3.1.20	ensure that the Company’s Code of Business Conduct is observed by it, its officers and employees and also by the Sub-Manager from time to time and its officers and employees but only whilst engaged in the business of the Company and its Subsidiaries; and

3.1.21	ensure that the Company’s internal auditor has access during business hours to the records of the Sub-Manager from time to time relating only to the business of the Company and its Subsidiaries.

4.	RIGHTS AND OBLIGATIONS

4.1	In relation to the Management Services the Manager may appoint any person or corporate entity (the “Sub-Managers”), to perform as agents and/or sub-contractors such parts of the Management Services in relation to such of the Ships as may seem to the Manager convenient or appropriate; provided that the Manager shall not knowingly delegate any part of its functions to any person, firm or company who is for the time being resident for tax purposes in any country or jurisdiction if the Company or any Subsidiary would thereby become liable for tax on any part of its income in the country or jurisdiction of such residence, without the specific consent of the Company and each Subsidiary which is or may be affected and in the event of the Manager becoming aware of any such liability the Manager shall take immediate steps to withdraw from such person any authority so delegated unless the Company and the relevant Subsidiary otherwise specifically determines. The Manager shall exercise its powers of delegation only on terms which include:

4.1.1	the right of the Company and of any Subsidiary affected by any failure by the Sub-Manager fully and properly to perform its duties to take direct action against such Sub-Manager with respect to such failure and to compensation with respect thereto; and

4.1.2	a provision binding on the Sub-Manager in terms similar in all respects to this Clause 4.1 in such form as the Company may reasonably require unless, in a particular case, otherwise agreed by the Company.

4.2	The Manager and the Sub-Managers shall observe and comply with the Articles of Incorporation and Bye-Laws (as applicable) of each of the Company and the Subsidiaries, the resolutions of the Boards of each of the Company and the Subsidiaries notified to them and the provisions of any prospectus, explanatory memorandum or other such document relating to the Company distributed to the Manager from time to time by or on behalf of the Company. All activities engaged in by the Manager and the Sub-Managers hereunder including the chartering of a Ship shall at all times be subject to the control of and review by the Company and the relevant Subsidiary and, without limiting the generality of the foregoing, the Company and the relevant Subsidiary may from time to time instruct the Manager as to the exercise of the rights attached to ownership of the relevant Ship and the Manager and the Sub-Managers shall use their best endeavours to procure that any person, firm or company to whom they delegate any of their functions hereunder shall give effect to all such directions and shall use their best endeavours (but without guarantee) to procure that any person, firm or company to whom any functions may be directly delegated by the

Company or any of the Subsidiaries shall give effect to all such directions. In connection with their performance of the Management Services, the Manager and the Sub-Managers shall not, without the express written consent of the Company and the relevant Subsidiary, commit the Company or such Subsidiary to any expenditure in respect of any one item or in any month in respect of the Ship which exceeds the limits (if any) from time to time prescribed by the Company and such Subsidiary; provided that such consent shall be deemed to have been given if such expenditure was included in a budget provided pursuant to the provisions of Clause 3.1.11 or 3.1.13 and thereafter approved by the Company and such Subsidiary.

4.3	Notwithstanding the provisions of Clause 4.2, the Manager and the Sub-Managers (where so specified in the terms of their appointment) shall have the discretion to commit the Company or a Subsidiary to extra expenditure not included in the budget up to a limit prescribed by the Company or a Subsidiary where they deem such expenditure to be required for the safe and sound maintenance and operation of the Ship.

4.4	The Manager covenants with the Company and the Subsidiaries to ensure that the Sub-Managers shall at all times properly exercise and perform the powers, rights and duties so conferred on them. The Manager’s power to delegate performance of any of the Management Services hereunder is without prejudice to the Manager’s liability to the Company and/or the Subsidiaries to perform such Management Services with the intention that the Manager shall be liable to the Company and/or the Subsidiaries for the wilful default or negligence on the part of any such Sub-Managers in the performance of such Management Services.

4.5	In the event that any Sub-Manager fails to perform any of the powers, rights or duties delegated to it by the Manager or is in breach of any contract between it and the Manager for the performance of any of the Management Services and if, within 14 days of their receipt of notice in writing from the Company or any of the Subsidiaries, the Manager has failed, to the reasonable satisfaction of the Company or any of the Subsidiaries so affected, to take action against such Sub-Manager in respect of such failure to perform or breach then without prejudice to any other rights that the Company or any of the Subsidiaries may have against the Manager pursuant to the terms of this Agreement or at law:

4.5.1	the Company or any affected Subsidiary shall be entitled if it so desires to prosecute in the name of the Manager for its own benefit any claim for indemnity or damages or otherwise which the Manager may have against such Sub-Manager in respect of such failure to perform or breach and shall have full discretion in the conduct of any proceedings or in the settlement of any such claim and the Manager agrees to give all such information and assistance as the Company or any Subsidiary may require in this regard; or

4.5.2	if the Company or Subsidiary shall reasonably determine that the remedy provided in Clause 4.5.1 above would not adequately compensate it for such failure to perform or breach, the Company or any Subsidiary shall be entitled to call for the assignment of any chose in action in respect of such failure to perform or breach which the Manager may have against any such Sub-Manager and for the purposes of such assignment the Manager hereby irrevocably appoints the Company or any Subsidiary as its attorney for it and in its name and on its behalf and as its act and deed to do all such acts, matters, deeds and things and to execute all such agreements, authorities, deeds and writings as may be necessary or desirable in order to give effect to the assignment of any such chose in action.

4.6	The provisions of this Clause 4 concerning the obligations of the Manager arising out of the appointment by it of a Sub-Manager do not apply in the case of any Specialised Ships where the owning Subsidiary concerned has contracted technical management of the ship direct with a technical manager, so that the appointment is not made by the Manager pursuant to Clause 4.1.

5.	TAX

5.1	The Manager will at all times exercise the rights and powers and perform the duties or any of them conferred upon it by this Agreement, any supplemental agreement, or otherwise by the Company or any Subsidiary so as not knowingly to render the Company or any Subsidiary liable for any tax imposed by any jurisdiction on any part of its income without the consent of the Company or any Subsidiary.

6.	REMUNERATION AND FEES

6.1	In consideration of the services provided by the Manager under this Agreement the relevant Subsidiary, failing which the Company, agrees to pay to the Manager fees calculated from the Effective Date as follows (the “Management Fees”):

6.1.1	US$20,000 per Owned Ship per month calculated on a daily basis

(a)	from the date:

(i)	of delivery to the relevant Subsidiary under the relevant sale contract; or

(ii)	in the case of Ordinary Newbuildings, of delivery to the relevant Subsidiary under the relevant shipbuilding contract; or

(iii)	in the case of Specialised Newbuildings, of signing of the relevant shipbuilding contract; or

(iv)	where the acquisition is structured as an acquisition of shares, on which the Company acquires the shares in a company which owns a ship;

(b)	to the date upon which:

(i)	the relevant Subsidiary ceases to own or operate the Ship; or

(ii)	the Company ceases to own the shares in the relevant Subsidiary.

For these purposes, the number of Ships under management shall not affect the monthly management fee.

6.1.2	US$15,000 per Operated Ship per month calculated on a daily basis

(a)	from the date:

(i)	of delivery of a ship to the relevant Subsidiary under the relevant charter; or

(ii)	in the case of Ordinary Newbuildings, on which the Company or the relevant Subsidiary enters into a shipbuilding contract for the construction of a ship; or

(iii)	where the acquisition is structured as an acquisition of shares, on which the Company acquires the shares in a company which owns a ship under construction;

(b)	to the date upon which:

(i)	the relevant Subsidiary ceases to charter the ship; or

(ii)	in the case of Ordinary Newbuildings, the ship is delivered under the shipbuilding contract; or

(iii)	the Company ceases to own the shares in the relevant Subsidiary having a ship under construction; or

For these purposes, the number of ships under management or the type of charter shall not affect the monthly management fee.

6.1.3	Such amounts as are necessary to reimburse the Manager for all out of pocket costs and expenses, to include travelling, auditing, legal assistance and all extraordinary expenses in connection with technical and/or operational assistance and other unexpected expenses, incurred in connection with the provision of the Management Services, whether by the Sub-Managers or the Manager.

6.2	The Management Fees referred to in Clause 6.1.1 shall be reduced to US$15,000 per month in the case of Specialised Ships; and in those cases the Manager shall, notwithstanding Clause 6.6, be entitled to charge the Subsidiary concerned for all sums payable by it to the Sub-Manager, where it has appointed the Sub-Manager under Clause 4.

6.3	In addition to the Management Fees referred to in Clause 6.1 and notwithstanding Clause 6.6, in the case of each Newbuilding the Company shall, at the direction of the Manager, pay on behalf of the Subsidiary concerned to any Sub-Manager appointed by it under Clause 4 in relation to the relevant Newbuilding, a fee of US$200,000 (or such other sum as may be agreed between the Manager and the Sub-Manager concerned) on delivery of the Newbuilding in payment for the cost of design and supervision of the Newbuilding by that Sub-Manager.

6.4	The applicable rate of remuneration payable to the Manager under Clauses 6.1.1 and 6.1.2 shall be adjusted upwards with effect from 1 January 2008 and subsequent anniversaries of that date by application, to the relevant per Ship amount, of a percentage figure reflecting 12 month Euribor, unless the parties agree otherwise.

6.5	The applicable rate of remuneration payable to the Manager under Clauses 6.1.1 and 6.1.2 shall be further adjusted upwards with effect from 1 January 2008 and subsequent anniversaries of that date (the “Revision Date”) if :

6.5.1	the Euro should have strengthened against the US$ at the business day preceding the Revision Date by more than 10 per cent from the rate existing on the business day following the Effective Date, in which case the rate of remuneration shall be adjusted upwards for the year in question by the percentage amount by which the Euro has so strengthened against the US$; or

6.5.2	the Manager should incur a material unforeseen increase in the costs of providing the Management Services, in which case the amount of such increase will be agreed between the Company and the Manager.

6.6	The Manager shall bear and pay the remuneration, however described, of the Sub-Managers and the Sub-Managers shall not be entitled to charge any fee, commission or turn by way of remuneration howsoever described which would be borne by the Company or any Subsidiary. The Manager and the Sub-Managers (if any) and their appointees or substitutes shall be entitled nevertheless to charge for:

6.6.1	sale and purchase brokerage commissions;

6.6.2	chartering commissions;

6.6.3	bunkers and lubricants commissions; and

6.6.4	average adjusting fees;

any such charges to be at the rate currently agreed at the date of this Agreement or, where appropriate, at a rate determined on a basis no less favourable than that generally charged by the relevant Sub-Manager to its general customers.

7.	PAYMENT OF BONUS

7.1	In addition to the Management Fees, the Company may, in its absolute discretion, pay to the Manager an annual bonus (the “Bonus”), calculated in accordance with the guidelines for calculation of a target bonus figure (the “Target”) set out in this Clause 7.

7.2	The Target will be determined by the Company’s governance, nomination and compensation committee at its September/October meeting. The Target for fiscal 2007 shall be calculated as follows:

Return on Equity	$ Target
Less than 15%	Nil
Greater than or equal to 15% and less than 17.5%	1,500,000
Greater than or equal to 17.5% and less than 20%	2,250,000
Greater than or equal to 20% and less than 22.5%	3,000,000
Greater than or equal to 22.5% and less than 25%	3,750,000
Greater than or equal to 25%	4,500,000

The Target for fiscal 2006 payable on or before 31 March 2007 applies to fiscal 2006 operations and ranges from nil to $3,500,000 as previously agreed.

7.3	A Bonus, if payable, shall be paid on or before 31 March in each year of the Term commencing 31 March 2007 in an amount equal to the Target, where the Relevant Financial Statements are those of the preceding financial year.

7.4	For the purposes of this Clause 7, the following expressions shall have the following meanings:

“Earnings Per Share” means the earnings per issued share of the Company as determined by US GAAP for the relevant period;

“Relevant Financial Statements” mean those financial statements of the Company for the period identified in Clause 7.3;

“Return on Equity” means Earnings Per Share divided by Share Value; and

“Share Value” means the book value per issued share of the Company determined as at 31 December of the preceding year, as shown in the Relevant Financial Statements.

8.	UNDERTAKINGS

8.1	The Manager undertakes to carry out the Management Services efficiently and in the best interests of the Company.

8.2	Neither the Manager nor any of Sub-Managers shall contract on behalf of the Company or any of the Subsidiaries or arrange any contract or transaction for or on behalf of the Company or any Subsidiary with itself or any of its Sub-Managers or any of their respective Associates (as defined in the Bye-Laws of the Company at the date of this Agreement) (all such contracts and transactions being “interested party transactions”) except on terms no less favourable than would exist if such contract or transaction were to be entered into with unrelated third parties on an arms-length basis. The Manager shall also not so contract if any interested party transaction is reasonably likely to involve payments or a value in excess of US$100,000 individually to such contract or transaction or in aggregate with any related transactions within any period of five years, without the approval of the Board of Company and any affected Subsidiary except:

8.2.1	subject as provided pursuant to Clause 6.6 and this Clause 8.2, any permitted fee, commission or turn described in Clause 6.6;

8.2.2	where the payment or payments concerned represent on-charging by or reimbursement to the Manager or relevant Sub-Manager in respect of arrangements with third parties where the Manager or relevant Sub-Manager has contracted as agent on behalf of the Company;

8.2.3	where the relevant contract or transaction occurs following or connected with emergency situations relating to the operation of the Company’s Ships; and

8.2.4	where the Board of Directors consider that certain contracts or transactions or a class of contracts or transactions may occur repeatedly and have given a general exemption for such transactions or class of transactions.

All interested party transactions not specifically approved in advance by the Board of the Company and any affected Subsidiary shall be reported to the Board of the Company no less frequently than three monthly in arrears.

8.3	All discounts, commissions, rebates and benefits of whatever nature received by the Manager and the Sub-Managers in the course of their performance of the Management Services shall be held to the account of the relevant Subsidiary or, if a particular Subsidiary cannot be identified, the Subsidiaries equally.

9.	EXCLUSION OF LIABILITY

9.1	Without prejudice to Clause 9.2, the Manager and any Sub-Manager shall be under no liability whatsoever for any damages or loss of whatsoever nature (including loss of profit due to detention or delay) whensoever and howsoever arising in course of performance of the Management Services by the Manager or any Sub-Manager or any agents, superintendents, officers, crew, management personnel or other persons or independent contractors employed by the Manager or any Sub-Manager in connection with the Management Services UNLESS the same shall be proved to have resulted from the wilful default or negligence of the Manager or any Sub-Manager or any person to whom performance of any of the Management

Services has been delegated by the Manager in which case (save where loss, damage, delay or expense has resulted from the Manager’s personal act or omission committed with the intent to cause the same, or recklessly and with knowledge that such loss, damage, delay or expense would probably result), the Manager’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of ten times the annual Management Fees.

9.2	Subject to the obligations of the Manager to effect insurances pursuant to Clause 3.1.16, the Manager shall not be responsible for the loss of or damage to any property of the Company and the Subsidiaries in the possession of the Manager or for any failure to fulfil its duties to the Company under this Agreement if such loss, damage or failure shall be caused by or directly or indirectly due to war damage, enemy action, the act of any Government or other competent authority, riot, civil commotion, rebellion, storm, tempest, accident, fire, lockout, strike or other cause whatsoever beyond the control of the Manager or any Sub-Managers or other persons to whom performance of the Management Services has been delegated by the Manager provided that the Manager or such Sub-Managers or other persons shall use all reasonable efforts to avoid or minimise the effects of the same.

9.3	Notwithstanding anything that may appear to the contrary in this Agreement, the Manager shall not be liable for any of the actions of the crew employed in connection with the Ships, even if such actions are negligent or in wilful default of obligations, except only to the extent that they are shown to have resulted from a failure by the Manager to discharge its obligations to provide the Management Services, in which case its liability shall be limited in accordance with the terms of Clause 9.1.

10.	TERMINATION

10.1	This Agreement will terminate automatically:

10.1.1	following an order made or resolution passed for the purpose of winding up of the Manager or if a receiver shall be appointed of the undertaking or property of the Manager or if the Manager shall cease to carry on its business or make any special arrangement or composition with its creditors;

10.1.2	upon the completion of the winding-up of the business of the Company following liquidation or otherwise.

10.2	The Company or the Manager may terminate this Agreement by giving 14 days’ notice in writing to the other in any of the following events:

10.2.1	at any time if the other shall commit any breach of its obligations under this Agreement by virtue of its wilful misconduct or negligence and (if such breach is capable of remedy) shall fail within 30 days of receipt of notice so requiring it to make good such breach and such breach is material to the party giving notice; or

10.2.2	if the Manager shall be unable or otherwise fail to perform any or all of the Management Services to a material extent for a continuous period of two months in circumstances covered by Clause 9.2;

provided that the Company may not terminate this Agreement by reason of such an event which relates to any of the Subsidiaries.

10.3	The Company may terminate this Agreement by giving 180 days notice in writing to the Manager if there has been a change of control in the shareholding of the Manager, unless such change has previously been agreed in writing by the Board of the Company.

10.4	The Manager may terminate this Agreement by giving the Company and the Subsidiaries not less than one year’s notice of intention to terminate the same, any such notice of termination to be given on or before an anniversary of the Appointment Date to take effect on the succeeding anniversary of the Appointment Date. Any such termination shall be without prejudice to any claims each party may have upon the others.

10.5	The appointment of the Manager or any of its Sub-Managers may be terminated with immediate effect by the Company or any of the Subsidiaries in relation to itself by notice in writing if the Manager or such Sub-Manager respectively shall be, become or be deemed to be or become resident for tax purposes or carry on business within the United Kingdom or the United States or elsewhere in circumstances which cause the Company or any of the Subsidiaries to become liable for tax on any part of its income in the country of such residence or carrying on of business.

10.6	The Manager may terminate this Agreement at any time upon ten (10) business days’ prior written notice to the Company in the event that the Company undergoes a “Change of Control”. For the purposes of this Clause 10.6, “Change of Control” shall mean the election of any director whose election was not recommended by the then current Board of Directors. Any such notice must be given within two months of the Change of Control.

10.7	Upon the effective date of termination pursuant to Clause 10.6 the Manager shall promptly terminate its services under this Agreement, as may be required in order to minimise any interruption to the business of the Company and the Subsidiaries.

10.8	Upon termination, the Manager shall as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement and of any remaining Management Fees due from the Company, calculated pro rata to the date of termination (but subject to Clause 10.9) and any disbursed funds of the Company or the Subsidiaries in the Manager’s possession or control will be promptly paid by the Manager as directed by the Company or may be set off against any sums from the Company.

10.9	If this Agreement is terminated under Clause 10.6, the Company shall pay to the Manager an amount equal to the net present value calculated at a discount rate of six per cent (6%) per annum of:

10.9.1	the total aggregate Management Fees to which the Manager would be entitled under Clause 6.1 from the date of such termination to the end of the Term being 30 June in the tenth year following the date of termination under Clause 10.6, based on the number of Owned Ships and Operated Ships at the date of termination; and

10.9.2	the average of the Bonuses previously paid to the Manager under Clause 7, multiplied by ten, being the number of years of the Term left to run.

10.10	The authorities contained in this Agreement are continuing ones and shall remain in full force and effect until revoked by termination of this Agreement in accordance with the provisions of this Clause 10. Such revocation shall not affect any liability in any way resulting from transactions initiated prior to such revocation.

11.	RATIFICATION

11.1	Subject to Clause 4, the Company and the Subsidiaries hereby ratify and confirm and undertake at all times to allow, ratify and confirm all and whatsoever the Manager and/or Sub-Managers shall lawfully do or cause to be done in the performance of its duties as Manager or Sub-Manager hereunder. Except to the extent that the Manager and any Sub-Manager would be liable under Clause 9.1, the Company and the Subsidiaries further undertake at all times hereafter to keep the Manager or Sub-Manager indemnified on demand against all actions, proceedings, claims and demands or liabilities whatsoever which may be brought commenced or prosecuted against or incurred by the Manager or Sub-Manager and also against all costs, damages and expenses which the Manager or Sub-Manager may in any way pay or incur in defending or settling the same or otherwise in consequence of the Manager or Sub-Manager acting as Manager or Sub-Manager of the affairs of the Company and the Subsidiaries or of any Ship or in respect of any matters or things in relation thereto. In addition, the Company and the Subsidiaries agree to reimburse to the Manager or any Sub-Manager any moneys which it may properly expend on behalf of the Company or any of the Subsidiaries in connection with its duties under this Agreement. The obligations of the Company or any of the Subsidiaries under this Clause shall be several (and not joint) and such obligations shall be apportioned to the Company or any of the Subsidiaries as appropriate but where any obligation does not clearly arise solely with respect to the Company or any one of the Subsidiaries alone such obligation shall be apportioned between the Company and the Subsidiaries in such manner as the Manager may reasonably determine to be appropriate. In particular, costs in connection with any proposed acquisition which proves abortive shall be the joint responsibility of the Company and the relevant Subsidiary.

12.	ASSIGNS AND SUCCESSORS

12.1	The Manager may with the prior consent in writing of the Company and the Subsidiaries, to be exercised in their respective discretions, assign all its rights and obligations hereunder to any other company, person, firm or institution acceptable to the Company and the Subsidiaries and the assignee shall, upon filing with the Company and the Subsidiaries an instrument in writing whereby it shall assume the obligations of the Manager hereunder and agree to be bound by the provisions hereof, become the successor to the Manager hereunder and thereafter such successor may exercise all of the powers and enjoy all of the rights and be subject to all of the duties and obligations of the Manager hereunder as fully as though originally named as a party to this Agreement.

13.	CONFIDENTIALITY

13.1	None of the parties hereto shall (except under compulsion of law or in compliance with the requirements of any regulatory authority or stock exchange on which the shares of the Company are listed) either before or after the termination of this Agreement disclose to any person not authorised by the relevant party to receive it any confidential information relating to such party or to the affairs of such party of which the party disclosing the same shall have become possessed during the period of this Agreement and each party shall use all reasonable endeavours to prevent any such disclosure as aforesaid.

14.	SUBSIDIARIES

14.1	The Company shall procure that each Subsidiary shall become a party to this Agreement on or before the date upon which that Subsidiary enters into any contractual agreement to acquire a Ship by the execution of an accession agreement substantially in the form of the Annex. The parties to this Agreement (including any which have become so by executing such an accession agreement) hereby authorise any director of the Company from time to time to execute each such accession agreement on their behalf so as to bind them. Such accession agreement shall become effective immediately upon notification thereof as provided in Clause 15 by delivery of a copy thereof to each party to this Agreement (unless any such party shall previously have waived in writing its right to receive such notification).

14.2	Subject to Clause 14.1, the Company is entering into this Agreement on behalf of each of its Subsidiaries.

15.	NOTICES

15.1	Any notice to be given by any party to this Agreement shall be in writing and will be deemed duly served if delivered personally or by registered post or sent by fax to the addressee at the address set out below:

the Company:	Tsakos Energy Navigation Limited
Richmond House
12 Par-la-Ville Road
Hamilton HM08
Bermuda
Fax No: 001 441 295 1348

the Manager:	Tsakos Energy Management Limited
367 Syngrou Avenue
175 64 P. Faliro
Greece
Fax No: 00 30 210 940 7716

or at such other address as the party to be served may have notified as its address for service.

15.2	Any notice sent by fax shall be deemed served when despatched and shall be effective when actually received save that if sent outside normal office hours shall be deemed to be effective at commencement of business on the succeeding business day and any notice served by registered post shall be deemed served when received. In proving the service of any notice it will be sufficient to prove, in the case of a fax, that such fax was duly despatched to a current fax number of the addressee.

16.	GOVERNING LAW

16.1	This Agreement shall be governed in all respects by the laws of England.

16.2

The Company hereby irrevocably appoints HFW Nominees Limited of Marlow House, Lloyd’s Avenue, London, EC3N 3AL as their agents for service of process in England under this Agreement and the Manager hereby irrevocably appoints Tsakos Shipping (London) Limited of 2nd Floor, 18 Buckingham Gate, London, SW1E 6LB as their agents for service of process in England under this Agreement.

17.	ENTIRE AGREEMENT

17.1	This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements and understandings, written or oral, with respect thereto.

18.	THIRD PARTIES

18.1	This agreement is not intended to, nor shall it create, any rights, claims or benefits enforceable by any person not a party to it. A person who is not a party to this agreement may not enforce or otherwise have the benefit of, any provision of this agreement under the Contracts (Rights of Third Parties) Act 1999.

19.	ARBITRATION

19.1	Any dispute arising out of this Agreement shall be referred to arbitration in London, the dispute being settled by a single Arbitrator to be appointed by the parties hereto. If the parties cannot agree upon the appointment of the single Arbitrator the dispute shall be settled by three Arbitrators, each party appointing one Arbitrator, the third being appointed by the Arbitrators of the parties. If the Arbitrators fail to agree on the appointment of the third Arbitrator, such appointment shall be made by The London Maritime Arbitrators Association in London. If either of the appointed Arbitrators refuses or is incapable of acting, the party who appointed him shall appoint a new Arbitrator in his place.

19.2	If one party fails to appoint an Arbitrator - either originally or by way of substitution - for two weeks after the other party having appointed his Arbitrator has sent the party in default notice to make the appointment, the London Maritime Arbitrators Association shall, after application from the party having appointed his Arbitrator, also appoint an Arbitrator on behalf of the party in default.

19.3	The award rendered by the Arbitration Tribunal shall be final and binding upon the parties and may if necessary be enforced by the Court or any other competent authority in the same manner as a judgment of the Court.

AS WITNESS the hands of the duly authorised representatives of the parties

SIGNED by	)
for and on behalf of	)	/s/ D. John Stavropoulos
TSAKOS ENERGY	)
NAVIGATION LIMITED	)

SIGNED by	)
for and on behalf of	)	/s/ Nikolas P. Tsakos
TSAKOS ENERGY	)
MANAGEMENT LIMITED	)

ANNEX

ACCESSION AGREEMENT

THIS ACCESSION AGREEMENT is made the                  day of

BETWEEN:

(1)	The parties to the Management Agreement dated 30 May 1996, as amended and restated from time to time (the “Management Agreement”), (including all parties which have acceded thereto prior to the date hereof by a like agreement to this Agreement);

(2)	Registration Number [ ](the “Subsidiary”); and

WHEREBY IT IS AGREED that the Subsidiary shall become a party to the Management Agreement with effect from the date hereof in all respects as if it had been an original party to the Management Agreement.

AS WITNESS the hands of the duly authorised representatives of the parties:

SIGNED by	)
for and on behalf of the parties	)
of the first part pursuant to	)
Clause 14 of the Management	)
Agreement	)

SIGNED by	)
for and on behalf of	)
)